Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

February 16, 2007

3.

News Release

February 16, 2007 via CCNMatthews

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) announced that the wholly owned subsidiary, Titan Trading USA, LLC will be holding a joint meeting of Division Heads from the Software Development and Analytical Staffs, and the soon-to-be-released Black Box Server software.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLC announced a joint meeting of Division Heads from the Software Development and Analytical Staffs in Edmonton, Alberta from February 26th – March 2nd, 2007. These division heads will be meeting with management to oversee the final stages of the as yet un-named Black Box Server Software.

The Black Box Server version is fully automated and will offer significant advantages over prior versions in multiple areas, among them processing speed and logic flexibility. The new version is expected to offer capabilities for the end user that far exceeds those of competing third party products currently on the market.

In addition to overseeing the final stages of the Titan Black Box , Management will be soliciting input from Division heads in preparation for the beta-test launch of Titan’s various product offerings.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

February 16, 2007